CHINA NATURAL RESOURCES, INC.

Room 2205, 22/F, West Tower, Shun Tak Centre

168-200 Connaught Road Central

Sheung Wan, Hong Kong

August 10, 2009

CORRESP

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:

Chris White, Branch Chief

Gary Newberry, Staff Accountant

George Schuler, Mining Engineer

Re:

China Natural Resources, Inc.

Form 20-F for the Year Ended December 31, 2008

Staff Letter of Comment dated July 24, 2009

SEC File No. 0-26046

Ladies and Gentlemen:

We are writing to respond to the Staff’s letter dated July 24, 2009 relating to our Annual Report on Form 20-F for the year ended December 31, 2008 (the “Annual Report”).

We respond to the Staff’s comments as follows:

Form 20-F for the Fiscal Year Ended December 31, 2008

Quantitative and Qualitative Disclosures About Market Risk

Commodity price risk, page 67

1.

We note you hold copper future contracts as of December 31, 2008 as disclosed in your financial statements. Provide the quantitative and qualitative disclosures about market risk for these market risk sensitive instruments. Refer to Item 11(a) and (b) and related instructions in Form 20-F.

Response to Staff Comment 1:

Commodity Price Risk

From time-to-time, we enter into derivatives, including copper futures contracts, to mitigate the potential impact of fluctuations in the commodity price. We record these derivative contracts at fair value on our consolidated balance sheet as either an asset or liability.

United States Securities and

     Exchange Commission

August 10, 2009

As of December 31, 2008, Feishang Copper had 350 lots of outstanding copper future contracts for non-effective hedging purpose (with a fair value of approximately RMB 4.1 million (US$600,000)) to sell a total of 1,750 metric tons (5 metric tons per lot) of copper on March 15, 2009, at RMB22,610 (US$3,312) per ton. The Company acquired Feishang Copper on March 4, 2008, and, accordingly, preceding year information is not presented. These copper future contracts were purchased in December 2008 on the Shanghai Futures Exchange through Haitong Futures Brokerage Co., Ltd. The details of these copper futures contracts, which were settled in cash before their maturity date in January 2009, are as follows:

Lot of contracts	Position	Maturity date	Weighted average settlement price (per ton)		Closing price as at December 31, 2008 (per ton)
			RMB	US$	RMB	US$
350	Short	March 15, 2009	22,610	3,312	23,410	3,429

The commodity price of copper fluctuates widely and is affected by factors beyond our control but which impact our earnings and cash flow. These copper futures contracts were settled in cash before their maturity date, in January 2009, and as a result the Company incurred a loss of approximately RMB6.04 million (US$885,000).

As the Company’s futures contracts were settled in January 2009, we propose to make such disclosures pursuant to Form 20-F in future filings for any new derivative instruments we may enter into.

Note 2 – Summary of Significant Accounting Policies

(g) – Property and equipment, page F-15

2.

We have considered your response to our prior comments number three in our letter of June 5, 2009. We do not agree with your conclusions. The amortization of mining assets would include the mine development costs and any other associated buildings and equipment used in the Yang Chong Mine and the Zao Yun Mine. Please revise your analysis under Staff Accounting Bulletin (SAB) 99 and 108 to present the impact of this change, which includes your mine development costs.

Response to Staff Comment 2:

The Company will amortize its mining assets (including mine development costs and any other associated buildings and equipment) based on its reserve estimates as of December 31, 2004 for the Yang Chong Mine, and as of December 31, 2005 for the Zao Yun Mine, and give subsequent effect to the reserves extracted and processed by our past mining activities, including the adjustment/ upgrades we have made to the reserves due to any continuing exploration, geologic study, or sampling activities.

The Company recalculated the amortization/ depreciation expense of mining rights and mining related assets based on the revised reserve estimates for 2008, 2007, 2006 and 2005, and determined that the differences between the recalculated amounts of amortization/ depreciation each period and the amount recorded each period was approximately RMB 3,201,000 (US$469,000), RMB 1,425,000 (US$195,000), RMB 1,399,000 (US$179,000), and RMB 4,006,000 (US$496,000) in 2008, 2007, 2006 and 2005, respectively.

United States Securities and

     Exchange Commission

August 10, 2009

In connection with these calculations, management has reviewed the requirements of SAB 99, “Materiality” and SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” for purposes of evaluating the materiality of the estimated amortization and depreciation related to the Company’s mining rights. Management determined that the impact on the Company’s balance sheets is not material, and the tax effected impact of the potential additional amortization/ depreciation is not significant in any of the impacted reporting periods. As such, management has concluded that it does not believe adjustments are necessary to the 2008, 2007, 2006 and 2005 consolidated financial statements.

A summary of this analysis is as follows:

Discussion

The SEC indicated in its comment letters dated June 5, 2009 and July 24, 2009 that amortization/ depreciation of mining rights/ mining related assets is to be based on established probable reserves as the denominator and that amortization of mining assets includes mine development costs and any other associated buildings and equipment. This approach differs from our previous calculation which includes mineralized material as the denominator on mining rights, and the use of a straight-line basis on mining related assets. We do not believe this is an error, but rather a change in accounting estimate with respect to the amortization of mining rights and depreciation of mining related asset because the probable reserve was not established until June 5, 2009. See response to Staff Comment 3, below.

Assessment of Materiality

SEC Staff Accounting Bulletin No. 99 – Materiality (“SAB 99”) is the relevant guidance to be applied to the facts of our situation. SAB 99 states that both quantitative and qualitative factors are to be taken into consideration when assessing materiality. Per SAB 99 “quantifying… the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is ‘material’ if there is substantial likelihood that a reasonable person would consider it important.”

SAB 99 also refers to Statement of Financial Accounting Concepts No. 2, which defined materiality as “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

SAB 99 specifically states, “In the context of a misstatement of a financial statement item, while the ‘total mix’ includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both ‘quantitative’ and ‘qualitative’ factors in assessing an item’s materiality.”

United States Securities and

     Exchange Commission

August 10, 2009

Quantitative Factors

An analysis of the numeric impact of the adjustments is as follows:

(Amount in thousands, except per share data)	Year ended December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008
	RMB	RMB	RMB	RMB
Total Assets
As reported	104,643 (US$12,967)	180,765 (US$23,159)	582,081 (US$79,768)	812,936 (US$119,065)
As adjusted	100,509 (US$12,454)	175,232 (US$22,451)	575,122 (US$78,815)	808,660 (US$118,438)
Difference	4,134 (US$513)	5,533 (US$708)	6,959 (US$953)	4,276 (US$627)
% thereon	3.95%	3.06%	1.20%	0.53%

Carrying Value of Mining Rights and Mining Related Assets
As reported	15,347 (US$1,902)	17,799 (US$2,280)	16,865 (US$2,311)	11,959 (US$1,752)
As adjusted	11,213 (US$1,389)	12,266 (US$1,572)	9,906 (US$1,358)	7,683 (US$1,125)
Difference	4,134 (US$513)	5,533 (US$708)	6,959 (US$953)	4,276 (US$627)
% thereon	26.94%	31.09%	41.26%	35.76%

Net Income
As reported	44,046 (US$5,458)	72,548 (US$9,295)	24,735 (US$3,390)	76,028 (US$11,135)
As adjusted	40,641 (US$5,036)	71,359 (US$9,143)	23,524 (US$3,224)	78,429 (US$11,487)
Difference	3,405 (US$422)	1,189 (US$152)	1,211 (US$166)	-2,401 (US$-352)
% thereon	7.73%	1.64%	4.90%	-3.16%

Basic EPS
As reported	4.41 (US$0.55)	6.36 (US$0.81)	1.86 (US$0.26)	3.94 (US$0.58)
As adjusted	4.07 (US$0.50)	6.26 (US$0.80)	1.77 (US$0.24)	4.06 (US$0.60)

Diluted EPS
As reported	4.36 (US$0.54)	5.26 (US$0.67)	1.43 (US$0.20)	3.41 (US$0.50)
As adjusted	4.02 (US$0.50)	5.17 (US$0.66)	1.36 (US$0.19)	3.52 (US$0.52)

United States Securities and

     Exchange Commission

August 10, 2009

The Company has already applied prospectively the effect of mining right adjustments in 2008. The adjustments of mining related assets will have an impact on the 2009 consolidated financial statements as the Company intends to apply prospectively the effect of adjustments in 2009.

Qualitative Factors

SAB 99 identifies certain qualitative considerations to take into account in assessing the materiality of an error which is not intended to be an exhaustive list. A summary of those considerations, and the Company’s analysis of the considerations to the case at hand is as follows:

1.

Is the misstatement subject to precise measurement? - NO.

2.

Does the misstatement mask a change in earnings or other trends? – NO.

3.

Does the misstatement hide a failure to meet analyst’s expectations? – NO.

4.

Does the misstatement change a loss into income or vice versa? – NO.

5.

Does the misstatement concern a segment or portion of the business playing a significant role in operations – N/A (the Company operated in only one segment through 2007).

6.

Does the misstatement affect compliance with regulatory requirements? – NO.

7.

Does the misstatement affect compliance with loan covenants or contractual requirements? – NO.

8.

Did the misstatement have the effect of increasing management compensation? – NO.

9.

Did the misstatement involve concealment of an unlawful transaction? – NO.

10.

Was the misstatement intentional? NO.

An additional qualitative consideration is that the Company is an early stage company with limited trading of its common stock. Management believes that investors are not currently evaluating the Company based primarily on operating results, but rather are focused on the amount of resource/ reserve that the Company possesses.

Conclusion

As stated above, we do not believe this is an error, but rather a change in accounting estimate in amortizing the Company’s mining rights and depreciating the mining related assets (see response to Staff Comment 3, below). Regardless, management does not consider the impact of these adjustments to be material to the consolidated financial statements taken as a whole and management does not believe restatements on Form 20-F for December 31, 2005, 2006, 2007 and 2008 are necessary or meaningful. We believe that the qualitative factors outweigh the quantitative factors under this set of facts and circumstances. We have concluded that the judgment of a reasonable person relying upon the report would not have been changed or influenced if the consolidated financial statements had been presented so as to include the differences discussed above at the time.

Our conclusion is based on the following factors. First, the Company is not currently valued on earnings or total assets. The factors most important to stakeholders (amount of resource/ reserve) were not affected by the adjustments. Second, while the adjustments may be quantitatively material in certain respects (December 31, 2005) it is not material in a number of others (December 31, 2005, 2006 and 2008) and a qualitative analysis of the quantitative impact also leads to a conclusion that the adjustment was not material. Specifically, we do not believe there is a meaningful difference between a RMB76.03 million (US$11.14 million) net income and a RMB78.43 million (US$11.49 million) net income for the year ended December 31, 2008, nor do we believe there is a meaningful difference between the RMB7.68 million (US$1.13 million) carrying amount of mining right and mining related assets compared to a RMB11.96 million (US$1.75 million) balance as of December 31, 2008. Third, the adjustment had no

United States Securities and

     Exchange Commission

August 10, 2009

bearing on contractual requirements, loan covenants, expectations, compensation nor did it conceal an unlawful transaction. Fourth, the adjustment was a matter of judgment. Based upon all information known to management at December 31, 2008, management believed they were properly accounting for the transactions, and all published guidance on the relevant issues support management’s beliefs.

In connection with these calculations, we performed an analysis pursuant to the requirements of SAB 99, “Materiality” and SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” for purposes of evaluating the materiality of the estimated amortization related to mining rights. We have determined that the impact on the Company’s prior year consolidated balance sheets is not material and the tax effected impact of the potential amortization and depreciation are not significant in any of the impacted reporting periods. As such we have concluded that no adjustments to the Company’s consolidated financial statements are necessary.

3.

We further believe the specific guidance under Statement of Financial Standards (SFAS) 154 applies to this situation. Please tell us why you consider this to be a revision of your accounting policy and not a correction of an error.

Response to Staff Comment 3:

The Company considered SFAS 154 with respect to Response No. 2 above. Management believes that the Company’s change in amortizing/ depreciating mining assets related to the Yang Chong Mine and Zao Yun Mine represents a change in accounting estimate, to be accounted for on a prospective basis. SFAS 154, paragraph 2d, defines a “change in accounting estimate” as “… a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information”.

The Company believes that the change in accounting estimate is the result of new information which came to management’s attention in 2009 (based upon the SEC Staff’s review and determination that the Yang Chong and Zao Yun Mines have certain reserves defined as “probable”). Based on this new information, the Company changed its estimate of the reserve amounts and resultant expected life used in its depreciation method. SFAS 154, Paragraph 19 states that “A change in accounting estimate shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods”.

Management considered if the change in its depreciation method represented the correction of an error. SFAS No. 154, paragraph 2h defines an “error in previously issued financial statements” as “an error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements were prepared. A change from an accounting principle that is not generally accepted to one that is generally accepted is a correction of an error”. Management does not believe that the change in its amortization/ depreciation method represents an error, as management does not believe the new facts and circumstances represent mathematical mistakes, mistakes in the application of GAAP or oversight or misuse of facts that existed at the time the financial statements were prepared. Moreover, the determination that the Yang Chong and Zao Yun Mines contain “probable” reserves was based upon an application of the SEC Staff’s discretion under circumstances where published guidance could not have reasonably enabled the Company to reach a similar conclusion.

United States Securities and

     Exchange Commission

August 10, 2009

4.

Based on your responses to the comments above, tell us how you will present the effects of this revision in your financial statements.

Response to Staff Comment 4:

Based on management’s belief that the change in the Company’s amortization/ depreciation of its mining assets related to the Yang Chong and Zao Yun mines represents a change in accounting estimate, as well as management’s SAB 99 and 108 determination that the impact of the differences in prior years are not material, the Company proposes to account for the change in amortizing/ depreciating its remaining mining assets prospectively in the Company’s 2009 financial reporting periods.

Note 14 – Fair Value of Financial Instruments

 (a) derivative financial instruments, page F-38

5.

We note the reported gain from and ending balance of your derivative instruments. Provide further disclosure required by SFAS 133, paragraph 44(2) to enable users of your financial statements to understand the volume of your derivative activity.

Response to Staff Comment 5:

The following is a summary of activity regarding our derivative copper futures contracts during the period from March 4, 2008 (the date of the Company’s acquisition of Feishang Copper) through December 31, 2008 (amounts in RMB’000):

	Lots	Metric Tons	Price (per ton) RMB	Contracted Value RMB
Balance at March 4, 2008	160	800	66.28	53,027
Long	460	2,300	30.98	71,257
Short	6,560	32,800	32.79	1,075,644
Settlement	6,830	34,150	33.01	1,127,227
Balance at December 31, 2008	350	1,750	22.61	39,567

The remaining futures contracts at December 31, 2008 were settled prior to their maturity date, in January 2009. As the Company’s futures contracts were settled in January 2009, we propose to make such disclosures pursuant to SFAS 133, paragraph 44(2) in future filings for any new derivative instruments we may enter into.

United States Securities and

     Exchange Commission

August 10, 2009

If you have any further questions or comments, please contact us or our counsel, Steven I. Weinberger, Esq., Schneider Weinberger & Beilly LLP, 2200 Corporate Blvd., NW, Suite 210, Boca Raton, FL 33431, (561) 362-9595 (telephone), (561) 362-9612 (fax) and steve@swblaw.net (email).

Very truly yours,

/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer